Zodiac Exploration Inc.

TSX VENTURE: ZEX

June 9, 2011

Zodiac Exploration Announces Filing of Form 40-f with U.S. Securities and Exchange Commission

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSX VENTURE: ZEX)  announces the Company has filed a registration statement on Form 40-F with the United States Securities and Exchange Commission, pursuant to section 13 of the United States Securities Exchange Act of 1934.

For more information, please contact

Zodiac Exploration Inc.		Zodiac Exploration Inc.
Murray Rodgers	or	Randy Neely
President & CEO		Chief Financial Officer
(403) 444-7844		(403) 444-7848

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.